UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABF Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – announces the appointment of Gustavo Manriquez as CEO of Banco Supervielle

Grupo Supervielle S.A. announces the appointment of Gustavo Manriquez as CEO of Banco Supervielle.

The succession process, announced in April 2024, has been completed; Alejandro Stengel will be stepping down from his position.

September 23, 2024

Buenos Aires, Argentina, September 23, 2024 – Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV) (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced today that Mr. Gustavo Manriquez has been appointed as CEO of Banco Supervielle, effective October 1, 2024.

Prior to his appointment as CEO of Banco Supervielle, and since 2016, Gustavo served as CEO and General Manager of Banco Macro. During his tenure, he focused on positioning the bank as one of the leading private franchises in the country and developed a digital strategy that facilitated a comprehensive transformation of the value proposition across all customer segments. He brings over 30 years of experience in the Argentine financial industry, where he has held several executive positions and consistently driven growth through strategic partnerships and the implementation of innovative digital solutions throughout his career. Previously, he led the Retail and SMEs divisions at Scotiabank Uruguay. Prior to that, Gustavo had an extensive career at Citibank, both in Argentina and abroad. He holds a bachelor’s degree in business administration from Universidad de Belgrano and a postgraduate degree in Finance from CEMA, Centro de Estudios Macroeconómicos. Additionally, he completed the Executive Development Program at the Instituto de Altos Estudios Empresariales (IAE) and also holds an MBA from IAE.

Upon his appointment as CEO of Banco Supervielle, Gustavo Manriquez stated: "It is an honor to lead Banco Supervielle into this next chapter of its distinguished history. I am committed to continuing to drive the innovation and growth that characterize this institution, working alongside the team to further refine the financial solutions that support the development of our clients and the communities in which we operate. I firmly believe in Argentina's potential and in Banco Supervielle's ability to be a key player in the country's economic transformation.'"

“On behalf of the Board of Directors, I would like to thank Alejandro Stengel for his significant and successful contributions as CEO of the Bank over the past four years, which have enabled us to transform our operating model and move forward in building the bank of the future,” said Patricio Supervielle, Chairman and CEO of Grupo Supervielle.

“Looking ahead, I am thrilled about this appointment and confident that Gustavo will guide us though the next stage of the bank's growth. We have a committed team ready to grow under his leadership as we enter a new era for Argentina. Gustavo brings a wealth of expertise and exceptional experience that will be vital for Banco Supervielle, its ecosystem, and its partnerships in the years ahead. We are optimistic about the future of our country, the strengthening of our franchise, and the achievement of our strategic goals as a driver of economic development in all the communities where we operate,” concluded Mr. Supervielle.

The appointment of Gustavo Manriquez is subject to customary regulatory procedures.

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 23, 2024	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer